[redacted]

AMENDMENT

BB 6/19

SECU 09040762 SSION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 6 2009
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-52174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Horizons Asset Management Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor + O'Connor LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

New Horizons
Asset Management Group, LLC

Steven R. Gleason, Managing Partner
Thomas E. Hughes, Managing Partner

RECEIVED
2009 MAR 20 PM 3:02
SEC / TM

SEC
Mail Processing
Section
MAR 16 2009
Washington, DC
101

8-52174

March 9, 2009

FINRA
New Jersey District Office
Attn: Belinda Chan, FINRA Coordinator
581 Main Street 7th Floor
Woodbridge, NJ 07095

Dear Mr. Chan:

The 2008 financial statements issues by our firm's CPA had a discrepancy. Please see the attached letter outlining the two issues and the corrected pages.

Sincerely,

Steven R Gleason
Managing Partner

Cc:
SEC
FINRA/Rockville
NYS Department of Law
Fl/Dept of Revenue

O'CONNOR & O'CONNOR, LLP
CERTIFIED PUBLIC ACCOUNTANTS
249 ROUTE 32 * PO BOX 365
CENTRAL VALLEY, NEW YORK 10917

OFFICE TELEPHONE
(845) 928-9164

FAX
(845) 928-8582

March 4, 2009

Steven R. Gleason
Managing Partner
New Horizons Asset Management Group, LLC
11 Racquet Road * Suite 2
Newburgh, NY 12550

Mr. Gleason,

You have brought to my attention 2 items in the financial statements that our firm issued an opinion on that are incorrect. These items are:

1) Page 10, Computation of Net Capital. Non-allowable assets, specifically accounts receivable past due for more than 30 days, do not match what was reported on the FOCUS Report.
2) Page 10, Computation of Net Capital. Note refers to 2005.

Response:

1) After reviewing the calculation that was made to arrive at accounts receivable past due for more than 30 days, it was discovered that there was a computational error. When adding the numbers of the various types of accounts receivable, there was a transposition error along with a computational error. We have reviewed the calculation and agree that the number should be changed from 23,136 to 44,058 for total non-allowable assets of 48,363. This change does not affect the overall computation of basic net capital requirement.

   In addition to the change on the computation of net capital schedule, note 5 has also been changed to reflect total net capital 102,019.

2) This was a typographical error and should reflect 2008.

I have enclosed a copy of the corrected financial statements. Please do not hesitate to contact us should you have any questions.

Sincerely,

Christopher J. O'Connor, CPA

Note 3. Furniture and Equipment (continued)

The Company recorded depreciation expense of $2,893 and $3,048 in the years ended December 31, 2008 and 2007, respectively.

Note 4. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008 and 2007, the Company had net capital of $102,019 and $115,244 respectively. At December 31, 2008 and 2007 the Company had net capital requirements of $25,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2008 was 33.4%.

Note 6. Related Party Transactions

Certain partners of a partnership, which is a member of the Company, are also partners of a firm that provides the Company with office space and accounting services. The Company leases its primary office space on a month-to-month basis. Rent and accounting expense for the years ended December 31, 2008 and 2007 amounted to $20,240 and $19,000 respectively.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2008

Total members' equity from statement of financial condition			$	150,382
Less non-allowable assets:				
Accounts receivable, past due for more than 30 days	$	44,058		
Furniture and equipment, net		4,305		
Prepaid Expenses		0		
Total non-allowable assets			$	48,363
Net capital			$	102,019
Aggregate indebtedness:				
Accounts payable and accrued expenses			$	41,020
Computation of basic net capital requirement:				
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)			$	25,000
Net capital in excess of minimum requirement			$	77,019
Percentage of aggregate indebtedness to net capital				40.2%

Note: The above computation does not differ from the computation of net capital pursuant to Rule 15c3-1 as of December 31, 2008 filed by New Horizons Asset Management Group, LLC on Form X-17A-5. Accordingly, no reconcilliation is deemed necessary.

The accompanying notes to financial statements are an integral part of these statements.